Mail Stop 6010


      July 27, 2005


Mr. Sterling Du
Chief Executive Officer
02 Micro International Limited
Grand Pavilion Commercial Centre
West Bay Road
P.O. Box 32331 SMB,
George Town, Grand Cayman
Cayman Islands

	Re:	02 Micro International Limited
		Form 20-F for the Year Ended December 31, 2004
		File No.  000-30910

Dear Mr. Du:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Annual Report on Form 20-F for the Year Ended December 31, 2004

Item 3.  Key Information, page 1

Risk Factors, page 3

1. We note your disclosure that you indemnify third parties with whom you enter into contractual relationships, including customers, and that you have determined that it is not possible to determine the maximum amount of potential liability under these indemnification obligations due to your lack of prior indemnification claims. In future filings please disclose in the notes to the consolidated financial statements describe the nature of these indemnification obligations, including the approximate term of these guarantees, how the guarantees arose, the events or circumstances that would require you to perform under these guarantees, and other disclosures required by paragraph 13 of FIN 45.

Item 15.  Controls and Procedures, page 45

2. We note from page 12 that your independent accountants identified a reportable condition in connection with their 2004 audit and that you remediated the concerns that gave rise to the reportable condition in 2005. Please tell us the following related to the reportable condition:
* Explain in detail the nature of the reportable condition
* Describe the specific steps that you have taken to remediate the reportable condition and whether you believe that the reportable condition existed at the end of the reporting period.

We may have further comment upon reviewing your response.

3. We note your statement that a "any controls and procedures, no matter how well designed and operated, can only provide only reasonable, not absolute, assurance of achieving the desired control objectives." Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

4. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise your future filings to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 15(a) of Form 20-F and
Part III.F of Management`s Reports on Internal Control Over
Financial
Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2.  Summary of Significant Accounting Policies, page F-9

-Fair Value of Financial Instruments, page F-10

5. We note that you determine the fair value of your short-term and long-term investments based upon "other factors" if no quoted market price is available. Please tell us and revise your future filings to describe in detail specifically how you determine the fair value of your investments in cases where there is not a quoted market price.
Your disclosure should indicate the factors that were considered along with any significant assumptions made and estimates used in developing such fair value.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief

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Mr. Sterling Du
02 Micro International Limited
July 27, 2005
Page 1